Exhibit 99.2

Xinyuan Real Estate Co., Ltd. Announces Fourth Quarter 2017 Financial Results

BEIJING, China, February 9, 2018 - Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager operating primarily in China and also in other countries, today announced its unaudited financial results for the fourth quarter ended December 31, 2017.

Fourth Quarter 2017 Highlights

•	Contract sales increased 72.4% to US$802.4 million from US$465.3 million in the fourth quarter of 2016 and increased 32.7% from US$604.5 million in the third quarter of 2017.

•	Total revenue increased 44.3% to US$729.0 million from US$505.3 million in the fourth quarter of 2016 and increased 51.1% from US$482.4 million in the third quarter of 2017.

•	Gross profit increased 40.3% to US$177.9 million, or 24.4% of total revenue, from US$126.8 million, or 25.1% of total revenue, in the fourth quarter of 2016 and increased 63.5% from US$108.8 million, or 22.6% of total revenue, in the third quarter of 2017.

•	Selling, General and Administrative (“SG&A”) expenses as a percentage of total revenue increased to 10.6% from 10.4% in the fourth quarter of 2016 and is the same with 10.6% in the third quarter of 2017.

•	Net income increased 110.2% to US$35.1 million compared from US$16.7 million in the fourth quarter of 2016, and increased 112.7% from US$16.5 million in the third quarter of 2017.

•	Diluted net earnings per American Depositary Share (“ADS”) attributable to shareholders were US$0.47 compared to US$0.18 in the fourth quarter of 2016 and US$0.22 in the third quarter of 2017.

Full Year 2017 Highlights

•	For the year ended December 31, 2017, contract sales increased 40.0% to US$2,466.0 million from US$1,761.7 million in 2016. GFA sales increased 21.1% to 1,363,600 square meters from 1,126,100 square meters in 2016.

•	Total revenues increased 26.8% to US$1,980.2 million from US$1,561.6 million in 2016.

•	Gross profit was US$457.3 million, or 23.1% of revenue in 2017, compared to a gross profit of US$358.0 million, or 22.9% of revenue in 2016.

•	SG&A expenses were US$211.6 million, or 10.7% of revenue in 2017, compared to US$178.6 million, or 11.4% of revenue in 2016.

•	Net income was US$79.8 million in 2017 compared to US$79.5 million in 2016. Diluted earnings per ADS were US$0.94 in 2017 compared to US$1.06 per ADS in 2016.

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Mr. Yong Zhang, Xinyuan’s Chairman, stated, “We are pleased to see strong growth in contract sales during the fourth quarter despite ongoing restrictive government policies impacting China’s overall housing market. Thanks to steady demand at our active projects, contract sales in this quarter grew to US$802 million, or over RMB5.4 billion, above the high end of our guidance range of RMB4.6 billion to RMB 4.8 billion. This consequently drove our full-year contract sales growth to 40.0% from the previous year, above our guidance range of 35% to 37%.”

“During the fourth quarter, we commenced pre-sales on two new projects in China -- Zhengzhou International New City III and Zhengzhou Fancy City II (North),” continued Mr. Zhang, “and we continued to take advantage of market conditions to increase our land bank with six projects for development and three construction management service projects are in the pipeline. These projects are mainly located in our existing markets, with solid track records, and we believe they will drive our long-term growth. Furthermore, our under planning stage projects in both China and the U.S. continue to proceed as expected.”

“We remain cautious about the market as the government’s restrictive policy continues, but we are optimistic about our ability to adjust to the environment and deliver strong financial results. We will continue to seek additional avenues of growth in our core development business as well as our new construction management service business. We remain committed to our shareholders and are proud to have achieved 24 consecutive quarterly dividends thus far,” concluded Mr. Zhang.

Fourth Quarter 2017 Financial Results

Contract Sales

Contract sales in China totaled US$795.9 million in the fourth quarter compared to US$347.8 million in the fourth quarter of 2016 and US$597.5 million in the third quarter of 2017.

The Company’s GFA sales in China were 443,600 square meters in the fourth quarter of 2017 compared to 222,000 square meters in the fourth quarter of 2016 and 369,500 square meters in the third quarter of 2017.

The average selling price (“ASP”) per square meter sold in China was RMB12,118 (US$1,794) in the fourth quarter of 2017 compared to RMB10,401 (US$1,566) in the fourth quarter of 2016 and RMB10,994 (US$1,616) in the third quarter of 2017.

Contract sales in the United States totaled US$6.5 million in the fourth quarter of 2017.

The Company commenced pre-sales of two new projects in the fourth quarter of 2017, Zhengzhou International New City III and Zhengzhou Fancy City II (North), which contributed 23.6% and 24.8% of total GFA sales and total contract sales, respectively.

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Breakdown of GFA Sales and ASPs by Project in China

Project	Q4 2016		Q3 2017		Q4 2017		Unsold
	GFA	ASP	GFA	ASP	GFA	ASP	GFA
	(m2, 000s)	(RMB)	(m2, 000s)	(RMB)	(m2, 000s)	(RMB)	(m2, 000s)
Xingyang Splendid II	21.4	6,213	1.4	6,973	1.6	11,650	55.8
Kunshan Royal Palace	2.0	23,137	6.2	25,987	1.3	24,232	2.0
Jinan Royal Palace	29.1	8,798	29.7	12,457	35.5	12,404	101.4
Xuzhou Colorful City	2.5	11,791	0.6	11,138	31.4	11,246	15.1
Chengdu Thriving Family	8.5	9,621	10.2	15,061	15.8	10,724	30.2
Changsha Xinyuan Splendid	12.1	9,461	7.4	13,726	4.2	18,379	13.0
Sanya Yazhou Bay No.1	2.7	12,723	1.6	15,313	2.7	27,497	61.7
Xi’an Metropolitan	19.4	10,781	7.2	9,497	21.2	9,719	36.8
Zhengzhou Xindo Park	22.8	6,419	8.1	8,552	11.3	11,110	17.7
Jinan Xin Central	9.0	12,214	9.2	12,151	16.9	11,477	38.7
Henan Xin Central I	5.5	9,673	28.5	4,093	9.5	12,890	15.8
Zhengzhou Fancy City I	2.8	14,594	18.8	5,155	2.0	14,004	8.4
Zhengzhou Fancy City II (South)	9.6	12,353	2.9	13,995	4.4	15,899	6.0
Tianjin Spring Royal Palace	2.4	6,934	6.2	11,617	2.5	12,590	150.1
Kunshan Xindo Park	0.6	19,060	11.5	22,198	12.7	22,311	18.2
Zhengzhou International New City I	48.6	10,717	35.3	10,141	33.9	4,401	33.2
Henan Xin Central II	9.0	10,920	28.0	8,379	10.4	11,858	20.1
Xingyang Splendid III	-	-	47.4	7,217	18.9	7,237	39.3
Changsha Mulian Royal Palace	-	-	32.8	11,291	21.6	12,899	36.9
Zhengzhou International New City II	-	-	69.0	13,783	76.7	13,711	30.3
Zhengzhou International New City III	-	-	-	-	73.6	14,058	148.6
Zhengzhou Fancy City II (North)	-	-	-	-	31.2	9,499	77.2
Others	14.0	-	7.5	-	4.3		82.5
Total	222.0	10,401	369.5	10,99	443.6	12,118	1,039.0

Revenue

In the fourth quarter of 2017, the Company’s total revenue increased 44.3% to US$729.0 million from US$505.3 million in the fourth quarter of 2016 and increased 51.1% from US$482.4 million in the third quarter of 2017.

Gross Profit

Gross profit for the fourth quarter of 2017 was US$177.9 million, or 24.4% of revenue, compared to a gross profit of US$126.8 million, or 25.1% of revenue, in the fourth quarter of 2016 and a gross profit of US$108.8 million, or 22.6% of revenue, in the third quarter of 2017.

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Selling, General and Administrative Expenses

SG&A expenses were US$77.2 million for the fourth quarter of 2017 compared to US$52.3 million for the fourth quarter of 2016 and US$51.0 million for the third quarter of 2017. As a percentage of total revenue, SG&A expenses were 10.6% compared to 10.4% in the fourth quarter of 2016 and 10.6% in the third quarter of 2017.

Net Income

Net income for the fourth quarter of 2017 was US$35.1 million compared to US$16.7 million for the fourth quarter of 2016 and US$16.5 million for the third quarter of 2017. Net margin was 4.8% compared to 3.3% in the fourth quarter of 2016 and 3.4% in the third quarter of 2017. Diluted earnings per ADS were US$0.47 compared to US$0.18 per ADS in the fourth quarter of 2016 and US$0.22 per ADS in the third quarter of 2017.

Balance Sheet

As of December 31, 2017, the Company’s cash and cash equivalents (including restricted cash) increased to US$1,481.0 million from US$1,187.2 million as of September 30, 2017. The strong cash position is attributable to Xinyuan’s solid cash collection ability, which helped the Company’s cash collection rate (cash collected from contract sales/total 2017 contract sales) reach around 90%, higher than industry average, even under the current restrictive policies.

Total debt outstanding was US$3,311.8 million, which reflected an increase of US$819.4 million compared to US$2,492.4 million at the end of the third quarter of 2017. The balance of the Company’s real estate properties under development at the end of the fourth quarter of 2017 was US$2,001.2 million compared to US$2,080.5 million at the end of the third quarter of 2017.

Real Estate Project Status in China

Below is a summary table of projects that were active and available for sale in the fourth quarter of 2017.

Project	GFA		Contract Sales			Project Cost % Complete
	(m2, 000s)		(US$ millions)
	Total Active Project	Sold to date	Total Active Project	Sales to date	% Sold

Xingyang Splendid II	137.2	81.4	139.7	72.4	51.8%	74.7%
Kunshan Royal Palace	280.6	278.6	473.2	467.5	98.8%	97.1%
Jinan Royal Palace	451.3	349.9	649.0	427.0	65.8%	79.1%
Xuzhou Colorful City	130.2	115.1	197.7	170.9	86.4%	87.0%
Chengdu Thriving Family	213.0	182.8	369.4	202.2	54.7%	98.7%
Changsha Xinyuan Splendid	251.6	238.6	339.2	253.5	74.7%	93.6%
Sanya Yazhou Bay No.1	117.6	55.9	293.3	125.9	42.9%	93.1%
Xi’an Metropolitan	290.6	253.8	449.6	278.6	62.0%	98.8%
Zhengzhou Xindo Park	144.4	126.7	195.6	143.8	73.5%	90.5%
Jinan Xin Central	194.4	155.7	353.8	240.3	67.9%	94.6%
Henan Xin Central I	262.2	246.4	357.2	293.7	82.2%	92.4%
Zhengzhou Fancy City I	166.7	158.3	233.5	201.8	86.4%	86.9%
Zhengzhou Fancy City II (South)	84.1	78.1	145.8	127.9	87.7%	74.8%
Tianjin Spring Royal Palace	279.7	129.6	492.9	159.6	32.4%	54.8%
Kunshan Xindo Park	89.0	70.8	270.1	211.0	78.1%	88.6%
Zhengzhou International New City I	360.7	327.5	659.7	526.9	79.9%	50.1%
Henan Xin Central II	109.7	89.6	181.5	137.4	75.7%	65.4%
Xingyang Splendid III	121.1	81.8	130.3	86.9	66.7%	50.5%
Changsha Mulian Royal Palace	91.2	54.3	161.4	96.0	59.5%	66.4%
Zhengzhou International New City II	176.0	145.7	381.0	296.5	77.8%	52.8%
Zhengzhou International New City III	222.2	73.6	463.9	153.2	33.0%	44.9%
Zhengzhou Fancy City II (North)	108.5	31.3	162.7	43.9	27.0%	33.9%
Others remaining GFA	82.5
Total active projects	4,364.5	3,325.5	7,100.5	4,716.9	66.4%	79.8%

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Xinyuan further enlarged its land bank in the fourth quarter to support its development in future years by acquiring six pieces of land with total GFA of 1,805,000 m2, four of which are projects that will be developed through cooperation with other companies.

As of December 31, 2017, the Company’s total saleable GFA was approximately 4,935,600 square meters for active projects and under planning stage projects in China, about 223% of the same period last year. Below is a summary of all of the Company’s planning stage projects:

	Unsold GFA (m2, 000s)	Pre-sales Scheduled

Beijing Liyuan project	102.3	To be determined
Changsha Furong Thriving Family	73.0	2018Q1
Xian Aerospace City Project	226.0	2018Q3
Zhengzhou Heizhuzhuang Project	340.0	2018Q3
Kunshan Zhongyu Project	113.0	2018Q3
Zhengzhou International New City IV	787.3	2018Q2
Zhuhai Prince Project	70.0	To be determined
Qingdao New Project	380.0	2018Q3
Zhengzhou Fancy City III (new in this quarter)	83.0	To be determined
Zhengzhou Hangmei Project (new in this quarter)	231.0	To be determined
Zhengzhou Zhongmou Project (new in this quarter)	480.0	To be determined
Suzhou Yinhewan Project (new in this quarter)	75.0	To be determined
Suzhou Wujiang New City (new in this quarter)	63.0	To be determined
Chengdu Wucaicheng Project (new in this quarter)	873.0	To be determined
Total projects under planning	3,896.6
Total active projects	1,039.0
Total of all Xinyuan unsold projects in China	4,935.6

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Update on Real Estate Projects in the United States

As of December 31, 2017, a total of 172 units out of 216 total units were sold and closed for the Company’s Oosten project in Brooklyn, New York, with total revenue from this project reaching US$250.8 million. Number of units sold and revenue in 2017 were 66 and US$98.8 million respectively.

The Company expects foundation work to be completed in the first quarter of 2018 for its Hudson Garden project in Manhattan, New York. After optimizing the internal layout of the building, the Company now expects 87 units to be available for sale, an increase from the original 82.

The Company continues to execute on the planning, governmental approvals and pre-development activities of its ground-up development project in Flushing, New York. During the fourth quarter of 2017 and the beginning of 2018, the Landmark Protection Committee approved Xinyuan’s landmark protection plan and awarded the Company a Certificate of Appropriateness. The Company expects to begin transferring and protecting crucial parts of the landmark RKO theater in the first quarter of 2018. The Company continues to follow the required governmental procedures for the future construction needs of this project.

Update on Construction Management Service Business

Leveraging its experience and resources in the industry to provide value to companies that would like to own buildings but have no property development expertise, Xinyuan started its construction management service business in the third quarter of 2017 with its first project in Guangzhou. Another three projects were added to the pipeline of this business section.

Under this asset-light business model, Xinyuan will charge a service fee for providing the construction management service. Xinyuan may also charge an interest spread if it provides financing support by means including, without limitation to, holding minority interest in the project through limited partnerships with financial institutions. This business section will supplement Xinyuan’s core traditional project development business for future growth. Below is a summary of the Company’s construction management service projects:

Project GFA (m2, 000s)

Guangzhou Project	55.0
Zhengzhou Derun Project	1,029.0
Zhengzhou Qinglongshan Project	230.0
Shandong Heze Project	233.0
Total of all Xinyuan construction management service projects	1,547.0

Business Outlook

For 2018, the Company expects an increase in contract sales of about 10% and an increase in consolidated net income of 15%-20% over 2017. For first quarter of 2018, contract sales are expected to be on par with the prior year first quarter period and the Company expects significant pressure on earnings in the first quarter due to slower sales associated with Chinese New Year and increased interest expense associated with new debt from land acquisitions in late 2017.

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Conference Call Information

The Company will hold a conference call at 8:00 am ET on February 09, 2018 to discuss fourth quarter 2017 results. Listeners may access the call by dialing:

US: 1-888-394-8218
International: 1-323-794-2149

A webcast will also be available through the Company's investor relations website at http://ir.xyre.com.

A replay of the call will be available through February 16, 2018 by dialing:

US: 1-844-512-2921
International: 1-412-317-6671
Access code: 8795287

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi’an, and Suzhou. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about estimated financial performance and sales performance and activity, among others, and can generally be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2016. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

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Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year-end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.

Mr. Joe Xu
Investor Relations Director
Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

In China: +86 (10) 6583-7511

Email: William.zima@icrinc.com

Media:

Edmond Lococo

In China: +86 (10) 6583-7510

Email: Edmond.Lococo@icrinc.com

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	December 31,	September,	December 31,
	2017	2017	2016
	(unaudited)	(unaudited)	(unaudited)

Total revenue	728,993	482,373	505,340

Total costs of revenue	(551,060)	(373,532)	(378,507)
Gross profit	177,933	108,841	126,833

Selling and distribution expenses	(28,885)	(18,890)	(22,059)
General and administrative expenses	(48,295)	(32,085)	(30,226)

Operating income	100,753	57,866	74,548

Interest income	4,431	5,454	6,107
Interest expense	(25,215)	(11,418)	(13,236)
Net realized gain on short-term investments	4,102	1,017	198
Unrealized (loss)/gain on short-term investments	(2,116)	2,434	(623)
Other income	2,170	(3)	459
Loss on extinguishment of debt	-	(15,880)	(12,124)
Exchange gains/(loss)	1,043	(189)	261
Share of loss of equity investees	(898)	(386)	(138)

Income from operations before income taxes	84,270	38,895	55,452

Income taxes	(49,202)	(22,366)	(38,735)

Net income	35,068	16,529	16,717
Net income attributable to non-controlling interest	(4,089)	(2,453)	(4,588)
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	30,979	14,076	12,129

Earnings per ADS:
Basic	0.48	0.22	0.18
Diluted	0.47	0.22	0.18
ADS used in computation:
Basic	64,754	64,333	65,960
Diluted	65,929	65,347	68,928

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Twelve months ended
	December 31,	December 31,
	2017	2016
	(unaudited)	(audited)

Total revenue	1,980,244	1,561,625

Total costs of revenue	(1,522,981)	(1,203,636)
Gross profit	457,263	357,989

Selling and distribution expenses	(76,335)	(58,214)
General and administrative expenses	(135,220)	(120,416)

Operating income	245,708	179,359

Interest income	16,859	20,917
Interest expense	(66,153)	(29,857)
Net realized gain on short-term investments	7,964	2,506
Unrealized gain on short-term investments	2,096	235
Other income	2,326	4,540
Loss on extinguishment of debt	(15,880)	(12,124)
Exchange gains	757	459
Share of loss of equity investees	(1,792)	(325)

Income from operations before income taxes	191,885	165,710

Income taxes	(112,092)	(86,248)

Net income	79,793	79,462
Net income attributable to non-controlling interest	(18,198)	(6,485)
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	61,595	72,977

Earnings per ADS:
Basic	0.96	1.10
Diluted	0.94	1.06
ADS used in computation:
Basic	64,352	66,631
Diluted	65,820	68,827

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	December 31,	September 30,	December 31,
	2017	2017	2016
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	1,119,456	806,459	578,244
Restricted cash	361,590	380,785	328,499
Short-term investments	55,597	49,813	39,311
Accounts receivable	102,282	53,294	32,704
Other receivables	72,550	45,199	31,822
Deposits for land use rights	227,182	82,041	153,252
Other deposits and prepayments	251,828	501,284	525,263
Advances to suppliers	46,983	47,235	27,457
Real estate properties development completed	827,342	538,476	477,179
Real estate properties under development	2,001,175	2,080,472	1,719,135
Amounts due from related parties	127,359	30,134	17,732
Amounts due from employees	2,174	3,399	621
Other current assets	597	995	226

Total current assets	5,196,115	4,619,586	3,931,445

Real estate properties held for lease, net	277,776	187,280	159,874
Property and equipment, net	32,386	32,783	34,090
Other long-term investment	425,037	12,671	242
Investment in joint ventures	407,532	12,824	7,556
Deferred tax assets	52,215	50,722	49,690
Deposits for land use rights	22,956	22,601	28,831
Amounts due from related parties	24,666	-	-
Other assets	43,248	71,193	24,717

TOTAL ASSETS	6,481,931	5,009,660	4,236,445

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	December 31,	September 30,	December 31,
	2017	2017	2016
	(unaudited)	(unaudited)	(audited)
LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	826,296	472,000	524,663
Short-term bank loans and other debt	293,671	120,430	178,576
Customer deposits	438,695	318,973	150,545
Income tax payable	174,556	109,842	120,573
Other payables and accrued liabilities	303,761	250,848	199,661
Payroll and welfare payable	24,255	17,005	19,522
Current portion of long-term bank loans and other debt	1,602,321	1,295,942	704,695
Current maturities of capital lease obligations	4,472	4,403	3,923
Mandatorily redeemable non-controlling interests	15,593	13,184	12,614
Amounts due to related parties	128,178	105,931	66,230

Total current liabilities	3,811,798	2,708,558	1,981,002

Non- current liabilities
Long-term bank loans	11,019	-	235,885
Other long term debt	1,404,814	1,076,066	974,791
Deferred tax liabilities	134,575	179,789	93,107
Unrecognized tax benefits	20,418	20,495	20,492
Capital lease obligations, net of current maturities	11,415	12,314	15,016
Amounts due to related parties	26,432	1,849	-
TOTAL LIABILITIES	5,420,471	3,999,071	3,320,293

Shareholders’ equity
Common shares	16	16	16
Treasury shares	(67,792)	(67,792)	(53,734)
Additional paid-in capital	546,340	545,464	538,414
Statutory reserves	101,691	96,371	95,973
Retained earnings	384,054	365,336	354,274
Accumulated other comprehensive income /( loss)	32,661	10,247	(34,683)
Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	996,970	949,642	900,260
Non-controlling interest	64,490	60,947	15,892
Total equity	1,061,460	1,010,589	916,152
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,481,931	5,009,660	4,236,445

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